FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press release dated August 9, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 10, 2006

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Second Quarter Results for 2006

Calgary, Alberta – August 9, 2006 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the second quarter of FY2006. For the three months ended June 30, 2006, the consolidated revenues were $430,000 as compared to $401,000 for the same quarter in FY2005. The net loss for the second quarter was $(350,000) or $(0.04) per share as compared to $(481,000) or $(0.06) per share in FY2005.

Consolidated revenues for the six months ended June 30, 2006 were $1,104,000 compared to $878,000 for the same period in FY2005. Net loss for the six month period was $(754,000) or $(0.08) per share as compared to $(856,000) or $(0.10) per share in FY2005.

The Company had working capital of $2,933,673 and positive cash flow from operations during the quarter of $157,248.

The Company completed a $1 million convertible debt financing earlier this year. It has been determined that the conversion feature of this financial instrument is an embedded derivative under SFAS 133. As such, it is recorded as a liability and the carrying value adjusted to estimated fair value at each reporting date. Changes in the carrying value are recognized in the Company’s Statement of Operations. For the six months ended June 20, 2006, these non-cash amounts totaled $204,916 or $(0.02) per share. For the comparative period in FY2005, there was no such charge.

“The second quarter provided a number of indictors that the Company is gaining traction with its marketing efforts to the mobile device industry,” stated David Gallagher, President and CEO of QSound Labs.  “The first phones embedded with microQ’s QFX for music shipped during the quarter – Pantech’s PT L-1900, i-mobile’s TV901 and Samsung’s Z-560.”

- more -

“This was complemented by the continued market penetration of microQ’s ring tone player which added design wins during the quarter with MITAC’s A700 and A701, Philips 9@9t and UTStarcom’s UT-109. As reported at the last quarter end, revenue growth is dependant upon the alignment of the microQ technology with major mobile device platform providers and semiconductor companies. In this area, the Company also has made good progress by adding HiSilicon and Flextronics to its existing platform licensees, ATI, Broadcom & Qualcomm. Most of these platform providers expect their customers to start shipping microQ enabled devices this year.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, ZTE, BenQ, MITAC, Thompson, Toshiba, Philips, Sanyo and RealNetworks among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in 2006 of increased shipments of microQ enabled devices.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated

Balance sheets

As at June 30, 2006 and December 31, 2005

(Expressed in United States dollars under United States GAAP)

	June 30, 2005 (unaudited)	Dec. 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$2,464,122	$1,222,729
Accounts receivable	526,508	401,524
Note receivable	6,000	82,648
Inventory	49,892	40,438
Deposits and prepaid expenses	126,820	76,146
	3,173,342	1,823,485

Note receivable	53,165	–
Property and equipment	512,255	670,635
Deferred development costs	253,285	271,879
Intangible assets	150,013	155,445

	$4,142,060	$2,921,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$201,265	$285,786
Deferred revenue	38,404	45,011
	239,669	330,797

Convertible debt (net of unamortized debt discount of $1,000,000)	–	–
Fair value of convertible debt conversion feature	769,308	–
	1,008,977	330,797

Shareholders’ equity
Share capital	47,242,967,	46,181,113
Warrants	1,720,489	1,502,331
Contributed surplus	1,459,178	1,442,408
Deficit	(47,289,551)	(46,535,205)

	3,133,083	2,590,647

	$4,142,060	$2,921,444

Consolidated

Statements of Operations and Deficit

For the periods ended June 30, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	For the three months ended June 30, 2006 (unaudited)	For the three months ended June 30, 2005 (unaudited)	For the six months ended June 30, 2006 (unaudited)	For the six months ended June 30, 2005 (unaudited)
REVENUE
Royalties and license fees	$364,054	$253,856	$956,771	$591,504
Product sales	66,114	147,188	147,167	286,284
	430,168	401,044	1,103,938	877,788

Cost of product sales	(3,251)	20,884	4,823	67,690
	433,419	380,160	1,099,115	810,098
EXPENSES
Marketing	226,420	267,325	427,985	498,299
Operations	33,933	54,416	69,810	97,646
Product engineering	217,198	257,349	432,830	484,374
Administration	221,536	194,101	444,506	386,702
Foreign exchange loss (gain)	220	(4,540)	8,907	(2,569)
Amortization	98,634	104,529	261,922	206,213
	797,941	873,180	1,645,960	1,670,665

Loss before other items	(364,522)	(493,020)	(546,845)	(860,567)

OTHER ITEMS
Interest income	24,614	17,566	32,276	29,019
Interest on convertible debt	(19,322)	–	(19,747)	–
Change in fair value of convertible debt conversion feature	19,717	–	19,717	–
Excess fair value of convertible debt at transaction date	–	–	(224,633)	–
Other	(1,637)	(38)	(1,637)	(3,206)
	23,372	17,528	(194,024)	25,813

Loss before taxes	(341,150)	(475,492)	(740,869)	(834,754)

Foreign withholding tax	(9,142)	(5,668)	(13,477)	(21,553)
Net loss for the period	(350,292)	(481,160)	(754,346)	(856,307)

Deficit, beginning of period	(46,939,259)	(44,076,715)	(46,535,205)	(43,701,568)

Deficit, end of period	$(47,289,551)	$(44,557,875)	$(47,289,551)	$(44,557,875)

Loss per common share (basic and diluted)	$(0.04)	$(0.06)	$(0.08)	$(0.10)

Consolidated

Statements of Cash Flows

For the years ended June 30, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	For the three months ended June 30, 2006 (unaudited)	For the three months ended June 30, 2005 (unaudited)	For the six months ended June 30, 2006 (unaudited)	For the six months ended June 30, 2005 (unaudited)
Cash provided by (used in):

OPERATIONS
Loss for the period	$(350,292)	$(481,160)	$(754,346)	$(856,307)

Items not requiring cash:
Amortization	98,634	104,529	261,922	206,213
Stock based compensation	51,231	47,691	123,212	69,728
Change in fair value of convertible debt conversion feature	(19,717)	–	(19,717)	–
Excess fair value of convertible debt at transaction date	–	–	224,633	–
Changes in working capital balances	377,392	(278,400)	(276,240)	(528,303)
	157,248	(607,340)	(440,536)	(1,108,669)

FINANCING
Issuance of common shares, net	91,547	21,190	737,962	39,049
Proceeds from convertible debt	–	–	1,000,000	–
	91,547	21,190	1,737,963	39,049

INVESTMENTS
Note receivable	25,061	–	23,483	–
Purchase of property and equipment	(14,588)	(49,587)	(24,011)	(132,241)
Purchase of deferred development costs	(16,420)	–	(39,500)	–
Purchase of intangible assets	(2,381)	(6,963)	(16,006)	(21,853)
	(8,328)	(56,550)	(56,034)	(154,094)

Increase (decrease) in cash and cash equivalents	240,467	(642,700)	1,241,393	(1,223,714)
Cash and cash equivalents, beginning of period	2,223,655	2,746,529	1,222,729	3,327,543

Cash and cash equivalents, end of period	$2,464,122	$2,103,829	$2,464,122	$2,103,829